CUSIP No. 055367106	Page 1 of 17 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6 TO

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

BCSB BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

055367106
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
47 E. Chicago Ave.
Suite 336
Naperville, IL  60540
973-539-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

MILW_

CUSIP No. 055367106	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON PN

(1)
Financial Edge Fund, L.P. previously held 176,521 shares (5.5%) of BCSB Bancorp, Inc. (Symbol: BCSB), referred to as the “Company”.  The Company completed its merger (the “Merger”) with and into F.N.B. Corporation (“FNB”; Symbol: FNB), effective as of 12:01 a.m. on February 15, 2014 (the “Effective Time”), pursuant to an Agreement and Plan of Merger, dated as of June 13, 2013, by and between FNB and the Company.  As a result of the Merger, as of the Effective Time, each common share of the Company outstanding immediately prior to the Effective Time was converted into and became exchangeable for the right to receive 2.080 shares of FNB common stock.

MILW_

CUSIP No. 055367106	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(2)
14	TYPE OF REPORTING PERSON PN

(2)
Financial Edge–Strategic Fund, L.P. previously held 71,766 shares (2.2%) of the Company.  As a result of the Merger, as of the Effective Time, each common share of the Company outstanding immediately prior to the Effective Time was converted into and became exchangeable for the right to receive 2.080 shares of FNB common stock.

MILW_

CUSIP No. 055367106	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(3)
14	TYPE OF REPORTING PERSON PN

(3)
Goodbody/PL Capital, L.P. previously held 64,585 shares (2.0%) of the Company.  As a result of the Merger, as of the Effective Time, each common share of the Company outstanding immediately prior to the Effective Time was converted into and became exchangeable for the right to receive 2.080 shares of FNB common stock.

MILW_

CUSIP No. 055367106	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(4)
14	TYPE OF REPORTING PERSON PN

(4)
PL Capital, LLC was the previous beneficial owner of 248,287 shares (7.7%) of the Company.  As a result of the Merger, as of the Effective Time, each common share of the Company outstanding immediately prior to the Effective Time was converted into and became exchangeable for the right to receive 2.080 shares of FNB common stock.

MILW_

CUSIP No. 055367106	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(5)
14	TYPE OF REPORTING PERSON PN

(5)
PL Capital Advisors was the previous beneficial owners of 312,872 shares (9.7%) of the Company.  As a result of the Merger, as of the Effective Time, each common share of the Company outstanding immediately prior to the Effective Time was converted into and became exchangeable for the right to receive 2.080 shares of FNB common stock.

MILW_

CUSIP No. 055367106	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(6)
14	TYPE OF REPORTING PERSON PN

(6)
Goodbody/PL Capital, LLC was the the previous beneficial owner of 64,585 shares (2.0%) of the Company.  As a result of the Merger, as of the Effective Time, each common share of the Company outstanding immediately prior to the Effective Time was converted into and became exchangeable for the right to receive 2.080 shares of FNB common stock.

MILW_

CUSIP No. 055367106	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(7)
14	TYPE OF REPORTING PERSON IN

(7)
John W. Palmer previously had beneficial ownership of 312,872 shares (9.7%) of the Company through his role as Managing Member of PL Capital, LLC, Goodbody/PL Capital, LLC and PL Capital Advisors, LLC.  As a result of the Merger, as of the Effective Time, each common share of the Company outstanding immediately prior to the Effective Time was converted into and became exchangeable for the right to receive 2.080 shares of FNB common stock.

MILW_

CUSIP No. 055367106	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(8)
14	TYPE OF REPORTING PERSON IN

(8)
Richard J. Lashley previously had beneficial ownership of 312,872 shares (9.7%) of the Company through his role as a managing member of PL Capital, LLC, Goodbody/PL Capital, LLC and PL Capital Advisors, LLC, and direct ownership of 4,981 shares personally and 3,625 options to acquire shares of the Company.  As a result of the Merger, as of the Effective Time, each common share of the Company outstanding immediately prior to the Effective Time was converted into and became exchangeable for the right to receive 2.080 shares of FNB common stock, and the options were converted into options to acquire FNB common stock

CUSIP No. 055367106	Page 10 of 17 Pages

Item 1.                      Security and Issuer

The initial Schedule 13D, dated August 5, 2008, was filed with the Securities and Exchange Commission on August 13, 2008 (the “Initial Schedule 13D”).  This Amendment No. 6 to the Initial Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, $0.01 par value (“Common Stock”), of BCSB Bancorp, Inc. (the “Company” or “BCSB Bancorp”).  The address of the principal executive offices of the Company is 4111 E. Joppa Road, Baltimore, Maryland  21236.

The Company completed its merger (the “Merger”) with and into F.N.B. Corporation (“FNB”), effective as of 12:01 a.m. on February 15, 2014 (the “Effective Time”), pursuant to an Agreement and Plan of Merger, dated as of June 13, 2013, by and between FNB and the Company.  As a result of the Merger, as of the Effective Time, each common share of the Company outstanding immediately prior to the Effective Time was converted into and became exchangeable for the right to receive 2.080 shares of FNB common stock, and each of the Company’s outstanding options were converted into options to acquire FNB common stock (the number and exercise price of the options were adjusted to reflect the 2.080 exchange ratio) (collectively, the “Merger Consideration”).

As a result of the Merger, as of the Effective Time, the Company’s separate corporate existence ceased and FNB continued as the surviving corporation.  Therefore, this is the final Schedule 13D filing for the PL Capital Group (as defined below), with respect to the Company.  The PL Capital Group does not have beneficial ownership of more than 5.0% of FNB.

Item 2.	Identity and Background

This Amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to the Initial Schedule 13D.

●	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

●	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

●	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic (“PL Capital”)

●	PL Capital Advisors, LLC, a Delaware limited liability company and Investment Advisor to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL Capital, L.P. (“PL Capital Advisors”)

●	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

CUSIP No. 055367106	Page 11 of 17 Pages

●	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”)

●	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, and Mr. Lashley as an individual.

(a)-(c)           This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic;

(2)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the Investment Advisor to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP;

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP; and

(4)	shares of Common Stock held by Mr. Lashley, as an individual.

The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 47 E. Chicago Ave., Suite 336, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments.

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           All of the individuals who are members of the PL Capital Group are citizens of the United States.

CUSIP No. 055367106	Page 12 of 17 Pages

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group previously owned 315,267 shares of Common Stock of the Company acquired at an aggregate cost of $4,003,800.

The amount of funds expended by Financial Edge Fund to acquire the 176,521 shares of Common Stock previously held in its name was $2,323,756.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin loans provided by BNP Paribas Prime Brokerage, Inc. (“BNP Paribas”).

The amount of funds expended by Financial Edge Strategic to acquire the 71,766 shares of Common Stock previously held in its name was $973,366.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 64,585 shares of  Common Stock previously held in its name was $705,768.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Mr. Lashley to acquire the 52 shares of Common Stock previously held in his name was $910.  Such funds were provided from Mr. Lashley’s personal funds.   He also previously owned 1,875 shares of Common Stock as a result of restricted stock granted to him by the Company.  He also owned 3,625 options to purchase shares of the Company at an exercise price of $13.74 per BCSB share, which he was granted by the Company.

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on those firms’ usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing no members of the PL Capital Group have margin loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

The PL Capital Group acquired shares of Common Stock because it believed that the Common Stock was undervalued.  PL Capital Group’s intent was to influence the policies of BCSB Bancorp and assert PL Capital Group’s shareholder rights, with a goal of maximizing the value of the Common Stock.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose.  Except as noted in this Amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 055367106	Page 13 of 17 Pages

Item 5.	Interest in Securities of the Company

As of the date of this Amended Schedule 13D, there are no shares of Common Stock outstanding, as a result of the Merger.  The PL Capital Group’s transactions in the Common Stock within the past 60 days of the date of this filing are as follows:

(A)	Financial Edge Fund

(a)-(b)           See cover page.

(c)           Other than with respect to the Merger and the receipt of the Merger Consideration, the Financial Edge Fund has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d)           Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)           See cover page.

(c)           Other than with respect to the Merger and the receipt of the Merger Consideration, Financial Edge Strategic has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d)           Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Goodbody/PL LP

(a)-(b)           See cover page.

(c)           Other than with respect to the Merger and the receipt of the Merger Consideration, Goodbody/PL LP has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 055367106	Page 14 of 17 Pages

(D)	PL Capital

(a)-(b)           See cover page.

(c)           PL Capital has made no purchases or sales of Common Stock directly.

(d)           PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(E)	PL Capital Advisors

(a)-(b)           See cover page.

(c)           PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)           PL Capital Advisors is the Investment Advisor to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP.

(F)	Goodbody/PL LLC

(a)-(b)           See cover page.

(c)           Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(G)	Mr. John W. Palmer

(a)-(b)           See cover page.

(c)           Other than with respect to the Merger and the receipt of the Merger Consideration, Mr. Palmer made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

CUSIP No. 055367106	Page 15 of 17 Pages

(H)	Mr. Richard J. Lashley

(a)-(b)           See cover page.

(c)           Other than with respect to the Merger and the receipt of the Merger Consideration, Mr. Lashley made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

With respect to Financial Edge Fund and Financial Edge Strategic:  PL Capital  and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP:  Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the Joint Filing Agreement filed as Exhibit 1 to the Initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement*

2	Letter dated April 25, 2011 to Mr. Joseph Bouffard, President & CEO of BCSB Bancorp, from the PL Capital Group*

3	Standstill Agreement dated July 29, 2011*

4	Voting Agreement*

             *  Filed previously.

CUSIP No. 055367106	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 21, 2014

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member

CUSIP No. 055367106	Page 17 of 17 Pages

GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley